UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-39446

CureVac N.V.

(Exact Name of Registrant as Specified in Its Charter)

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Item 1.01 Entry into a Material Definitive Agreement

Purchase Agreement

On June 12, 2025, BioNTech SE (“Buyer”), a European stock corporation (Societas Europaea) organized under the laws of Germany and the European Union, and CureVac N.V. (the “Company”), a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands, entered into a purchase agreement (the “Purchase Agreement”). The Purchase Agreement provides for Buyer’s acquisition of the Company through a public exchange offer, followed by a series of post-offer reorganization steps.

Initial Offer, Duration and Expiration Time

Pursuant to the Purchase Agreement, Buyer will commence an exchange offer (as it may be amended from time to time as permitted by the Purchase Agreement, the “Offer”) to purchase any and all of the ordinary shares, par value €0.12 per share, of the Company (the “Company Shares”) in exchange for a number of American Depositary Shares of Buyer, each representing one ordinary share of Buyer with a notional amount of €1.00 (a “Buyer ADS”), equal to the quotient rounded to five decimal places (the “Exchange Ratio”) obtained by dividing (i) $5.4641 by (ii) the volume-weighted average price per Buyer ADS taken to four decimal places over the ten (10) consecutive trading day-period concluding with the market closing trade on Nasdaq on the fifth (5th) trading day immediately preceding the Expiration Time (as defined below) (the “Buyer ADS VWAP”), provided, however, that (i) if the Buyer ADS VWAP is greater than or equal to $126.55, then the Exchange Ratio shall be equal to 0.04318, and (ii) if the Buyer ADS VWAP is less than or equal to $84.37 then the Exchange Ratio shall be equal to 0.06476, in each case without interest (the “Offer Consideration”).

The Offer will remain open until 9:00 a.m. (New York City time) on the day that is the later of

•	the twenty first (21st) business day following the commencement of the Offer, and
•	the third (3rd) business day following the date of the extraordinary general meeting of the shareholders of the Company discussed below (the “EGM”),

unless the Offer is extended. The time at which the Offer expires (taking into account any extensions) is referred to as the “Expiration Time.”

Subsequent Offering Period; Corporate Reorganization

If the conditions to the Offer are satisfied or otherwise waived, Buyer will commence a subsequent offering period (the “Subsequent Offering Period”). Pursuant to the Subsequent Offering Period, Buyer will offer to purchase additional Company Shares at the Offer Consideration, without interest and less any applicable withholding taxes, for a period of at least ten (10) business days.

As promptly as practicable following the expiration of the Subsequent Offering Period, Buyer and the Company and their respective subsidiaries, as applicable, will effectuate or cause to be effectuated a corporate reorganization (the “Post-Offer Reorganization”) to ensure that Buyer becomes the sole owner of all of the Company’s business operations. Accordingly, the Company will no longer be a publicly traded company, the listing of the Company Shares on Nasdaq will be terminated and the Company Shares will be deregistered under the Securities Exchange Act of 1934, as amended, resulting in the cessation of the Company’s reporting obligations.

The Post-Offer Reorganization will be implemented by means of a Dutch legal downstream merger of the Company with and into a newly formed direct subsidiary of the Company (“New TopCo”), a sale and transfer of all outstanding shares of CureVac SE by New TopCo to Buyer against payment of consideration by Buyer with a value equal to the excess of the aggregate Offer Consideration for all Company Shares over the amount of cash and cash equivalents of the Company, including any receivables, and any other assets, net of any liabilities of the Company, in the form of Buyer ADS and a loan note and cancellation transaction. Upon completion, each Company shareholder that did not tender its Company Shares prior to the expiration of the Subsequent Offering Period will cease to hold any Company Shares and will have received the same consideration received for each Company Share tendered in the Offer (without interest and subject to applicable withholding taxes).

Conditions to the Offer

Buyer’s obligation to purchase Company Shares pursuant to the Offer is subject to the satisfaction or waiver of various usual and customary conditions, including:

•	The tendering of a sufficient number of Company Shares that, together with the Company Shares then owned by Buyer or its controlled affiliates, represents at least eighty percent (80%) of the issued and outstanding Company Shares (the “Minimum Condition”) immediately prior to the Expiration Time. Under certain circumstances, Buyer may reduce the Minimum Condition to seventy-five percent (75%) of the Company Shares.
•	The receipt of required antitrust and other regulatory approvals, or the expiration or termination of their respective waiting periods (and any extensions thereof), as applicable (collectively, the “Required Approvals”). Buyer and the Company have agreed to use their respective reasonable best efforts to obtain the Required Approvals.
•	The adoption of resolutions by shareholders of the Company (the “Shareholder Approval”) at the EGM (or a subsequent EGM) approving certain corporate reorganization steps relating to the Offer and the Post-Offer Reorganization and appointing Buyer designees to the Company’s management board and supervisory board (the “Company Boards”) effective upon the closing of the Offer (the “Closing”).

Extensions of the Offer

If, at any then-scheduled Expiration Time, any conditions of the Offer have not been satisfied or waived by Buyer, Buyer must, subject to certain exceptions, extend the Offer in consecutive periods of up to ten (10) business days in order to permit the satisfaction of such conditions.

If Buyer determines at any then-scheduled Expiration Time that certain prescribed of the conditions of the Offer, relating to the Required Approvals, among other things, are not reasonably likely to be satisfied within a ten (10) business day extension period, then Buyer may choose to extend the Offer for up to twenty (20) business days instead.

Buyer is not required to extend the Offer beyond March 12, 2026. If all conditions of the Offer, other than the antitrust approvals, are satisfied or capable of being satisfied, the Offer will be extended for up to two additional ninety-day periods (the day on which the Offer ends, the “End Date”). In addition, if the only unsatisfied condition is the Minimum Condition, Buyer shall not be required to extend the Offer on more than four (4) occasions.

Support Agreements

Certain shareholders of the Company have entered into and delivered tender and support agreements, pursuant to which they have agreed, among other things, to tender their shares in response to the Offer and to vote in favor of the resolutions relating to the transactions at the EGM.

Representations, Warranties and Covenants

The Purchase Agreement contains customary representations, warranties and covenants of the Company and Buyer, including a covenant requiring the Company to operate its business and that of its subsidiaries in all material respects in the ordinary course consistent with past practice until the earlier of the termination of the Purchase Agreement and the Closing.

Alternative Acquisition Proposals; Company Recommendation

The Company has agreed to not solicit or initiate discussions with third parties regarding alternative proposals to acquire, or enter into similar transactions involving, the Company (each, an “Alternative Acquisition Proposal”).

Subject to certain exceptions, neither the Company Boards nor any committee thereof are permitted to, among other things:

•	withhold, withdraw, qualify, amend or modify its recommendation to the Company’s shareholders to accept the Offer and to vote in favor of the Shareholder Approval (the “Company Recommendation”);
•	recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Alternative Acquisition Proposal;
•	publicly make any recommendation in connection with an Alternative Acquisition Proposal other than a recommendation against such proposal;
•	fail to publicly recommend against any Alternative Acquisition Proposal or fail to timely reaffirm the Company Recommendation upon certain specified events; or
•	publicly propose to approve, recommend or allow any of the foregoing (any such action in this paragraph an “Adverse Recommendation Change”).

Contemplated Corporate Governance

As of the Closing, the management board of the Company will be reconstituted to consist of individuals designated by Buyer. In addition, the supervisory board of the Company will be composed of three (3) members, including the chairperson, all designated by Buyer as well as two (2) members designated by mutual agreement of the Company and Buyer, who must be independent from Buyer and the major shareholders, and who must at all times meet the independence standards of the Dutch Corporate Governance Code.

Treatment of Company Equity Awards

The Purchase Agreement provides for the following treatment of Company equity awards:

•	The Company will use reasonable best efforts to amend the terms of the Company’s outstanding virtual share awards (the “Company Prior VSOP Awards”) to allow certain pre-IPO shareholders of the Company to tender the Company Shares required to settle these awards and transfer the Offer Consideration (less applicable taxes) received for such shares to the beneficiaries under the Company Prior VSOP Awards, thereby settling any outstanding claims under such awards.
•	At the Closing, each Company performance stock unit (the “Company PSUs”) outstanding immediately prior to the Closing will become fully vested with respect to any time-vesting conditions. If the performance-vesting conditions have been satisfied in full immediately prior to the Closing, the Company PSUs will be settled in cash in an amount equal to the product obtained by multiplying: (a) (i) the Buyer ADS VWAP multiplied by (ii) the Exchange Ratio (the “Company Value Per Share”) by (b) the number of Company Shares subject to the Company PSUs. If the performance-vesting conditions have not been satisfied in full immediately prior to the Closing, the Company PSU will be cancelled for no consideration.
•	At the Closing, each Company restricted stock unit (the “Company RSUs”) outstanding immediately prior to the Closing will become fully vested. Each Company RSU will be settled in cash (without interest and subject to tax withholdings) in an amount equal to the product obtained by multiplying: (a) the Company Value Per Share by (b) the number of Company Shares subject to the Company RSU.
•	At the Closing, each Company option (the “Company Options”) outstanding immediately prior to the Closing will become fully vested. If the per share exercise price of the Company Option is less than the Company Value Per Share, the Company Option will be settled in cash (without interest and subject to tax withholdings) in an amount equal to the product obtained by multiplying: (a) the excess of the Company Value Per Share over the exercise price and (b) the number of Company Shares subject to the Company Option. Company Options whose exercise price is equal to or greater than the Company Value Per Share will be cancelled for no consideration.

Termination Rights

The Purchase Agreement contains certain termination rights of Buyer and the Company, including:

•	the right of Buyer or the Company to terminate the Purchase Agreement:
o	if the Offer is not consummated on or before 11:59 p.m. (New York City time) on the End Date;
o	if there is a law or order issued by any court or other governmental authority of competent jurisdiction (a “Legal Restraint”) that prohibits, renders illegal or enjoins, the consummation of the Offer or the Post-Offer Reorganization, and such Legal Restraint has become final, permanent and non-appealable;
o	if the Offer has expired in accordance with its terms without all of the offer conditions having been satisfied;

•	the right of Buyer to terminate the Purchase Agreement:
o	if the Company breaches any of its representations or warranties, or fails to perform any of its covenants, obligations or agreements contained in the Purchase Agreement, which breach or failure to perform, individually or in the aggregate, (A) would result in any offer condition not being satisfied and (B) such breach or failure to perform by its nature cannot be cured or has not been cured by the Company;
o	following an Adverse Recommendation Change;
o	if the subsequent EGM has been held and been concluded and the Shareholder Approval has not been obtained;
o	following a willful breach by the Company of any of its non-solicitation covenants in any material respect;

•	the right of the Company to terminate the Purchase Agreement:
o	in order to enter into a definitive agreement with respect to a superior proposal for an Alternative Acquisition Proposal (a “Superior Proposal”);
o	if Buyer breaches any of its representations or warranties, or fails to perform any of its covenants, obligations or agreements contained in the Purchase Agreement, which breach or failure to perform (A) would result in any offer condition not being satisfied and (B) such breach or failure by its nature cannot be cured or has not been cured by Buyer;
o	if the increase of Buyer’s share capital required for the settlement of the Company Shares tendered prior to the Expiration Time (the “Capital Increase”) has not become effective within ninety (90) days after Buyer has accepted the Offer; or
o	if Buyer has failed to effectuate the settlement of the Company Shares tendered prior to the Expiration Time within three (3) business days after the Company has delivered a notice to Buyer that (i) Buyer has accepted the Offer, (ii) the Capital Increase has become effective and (ii) Buyer has failed to effectuate the settlement of the Company Shares tendered prior to the Expiration Time within ten (10) Business Days following the effectiveness of the Capital Increase.

The Company has agreed to pay Buyer a termination fee of $43,750,000 under specified circumstances, including a termination by the Company to enter into an agreement for a Superior Proposal, a termination by Buyer following an Adverse Recommendation Change, or the Company’s willful breach of its non-solicitation obligations, and, in the event that an Alternative Acquisition Proposal is made public prior to a termination of the Purchase Agreement for certain specified reasons and, within twelve (12) months of such termination, the Company consummates or enters into an agreement with respect to an Alternative Acquisition Proposal.

Buyer has agreed to pay the Company a termination fee of $62,500,000 upon termination of the Purchase Agreement due to the failure to obtain antitrust approvals.

The foregoing description of the Purchase Agreement is only a summary of certain material provisions thereof, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The Purchase Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company and Buyer. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of the Purchase Agreement as of the specific dates set forth therein, were solely for the benefit of the parties to the Purchase Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s or Buyer’s public disclosures.

Additional Information and Where to Find It

The Offer described in this Form 6-K has not yet commenced. This Form 6-K is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the Offer materials that the Buyer will file with the U.S. Securities and Exchange Commission (the “SEC”). The solicitation and offer to purchase ordinary shares (the “Shares”) of the Company will only be made pursuant to an offer to purchase and related Offer materials. At the time the Offer is commenced, the Buyer will file a Tender Offer Statement on Schedule TO, which shall contain as an exhibit the combined prospectus and offer to purchase and forms of the letter of transmittal and summary advertisement, if any, and other customary ancillary documents, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. In connection with the Offer, the Buyer also expects to file with the SEC a registration statement on Form F-4 (the “Form F-4”) to register under the Securities Exchange Act of 1934, as amended, the issuance of the ADSs of the Buyer pursuant to the Offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND THE FORM F-4 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal, the solicitation/recommendation statement and the Form F-4 will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting the Company. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at www.curevac.com or by contacting CureVac’s investor relations contact, Corporate Communications at communications@curevac.com. Copies of the documents filed with the SEC by the Buyer can be obtained, when filed, free of charge by directing a request to the Information Agent for the Offer which will be named in the Offer materials.

In addition to the offer to purchase, the related letter of transmittal, the Form F-4 and certain other Offer documents to be filed by the Buyer, as well as a Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company, the Company’s filings with the SEC, including its Annual Report on Form 20-F, are available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements related to the Company’s and Buyer’s proposed exchange offer that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the parties’ ability to satisfy the conditions to the consummation of the Offer; and statements about the expected timetable for completing the Offer.

Risks and uncertainties include, among other things, how many of the Company’s shareholders will tender their shares in the Offer, the possibility that competing offers will be made, the ability to obtain requisite regulatory approvals, the ability to satisfy the conditions to the closing of the Offer, the expected timing of the Offer, the effect of the announcement of the Offer on the Company’s and the Buyer’s business relationships (including, without limitations, partners and customers), the occurrence of any event, change or other circumstances that could give rise to the termination of the Purchase Agreement, the expected tax treatment of the transaction, and the impact of the transaction on the businesses of the Company and the Buyer, and other circumstances or events that could adversely impact the completion of the Offer, including industry or economic conditions outside of the Company’s and the Buyer’s control.

Further descriptions of risks and uncertainties relating to the Company can be found in its Annual Report on Form 20-F for the fiscal year ending December 31, 2024, and its subsequent SEC filings, all of which are filed with the SEC and available at www.sec.gov and http://www.curevac.com.

These forward-looking statements are based on numerous assumptions and assessments made by the Company in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in the forward-looking statements in this communication are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CureVac N.V.
(Registrant)

Date: June 16, 2025	By:	/s/ Alexander Zehnder
Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Purchase Agreement, dated June 12, 2025, between CureVac N.V. and BioNTech SE